MECHEL REPORTS 1H 2012 OPERATIONAL RESULTS

Moscow, Russia – July 31, 2012 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H 2012 operational results.

Production and sales for 1H 2012

Production:

Product name	1H 2012, thousand	1H 2011, thousand	1H 2012 vs. 1H
	tonnes	tonnes	2011, %
Coal (run-of-mine)	13,380	12,533	+7

Pig iron	2,015	1,837	+10

Steel	3,392	3,009	+13

Product sales:

Product name	1H 2012, thousand	1H 2011, thousand	1H 2012 vs. 1H
	tonnes	tonnes	2011, %
Coking coal concentrate	6,238	5,993	+4

Including coking coal	1,297	1,564	-17
concentrate supplied to Mechel enterprises

PCI	1,074	710	+51

Anthracites	1,350	1,068	+26

Including anthracites	189	161	+17
supplied to Mechel enterprises

Steam coal	2,869	3,418	-15

Including steam coal	718	865	-17
supplied to Mechel enterprises

Iron ore concentrate	2,073	2,209	-6

Including iron ore	158	931	-83
concentrate supplied to Mechel enterprises

Coke	1,853	1,686	+10

Including coke	1,339	1,119	+20
supplied to Mechel enterprises

Nickel	8	8.4	-5

Including nickel	1	3	-67
supplied to Mechel enterprises

Ferrosilicon	35	45.9	-24

Including ferrosilicon	15	14.2	+6
supplied to Mechel enterprises

Chrome	40	26.1	+53

Including chrome	4	7.9	-49
supplied to Mechel enterprises

Flat products	391	349	+12

Including those	237	213	+11
produced by third parties

Long products	1,978	1,897	+4

Including those	403	379	+6
produced by third parties

Billets	1,224	1,411	-13

Including those	611	1,041	-41
produced by third parties

Hardware and welded	463	463	0
mesh

Including those	25	23	+9
produced by third parties

Forgings	28	30	-7

Stampings	56	58	-3

Electric power	2,252,048	2,117,425	+6
generation (thousand kWh)

Heat power generation	4,398,183	3,940,848	+12
(Gcal)

Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the company’s 1H 2012 operational results:

“The company demonstrated stable growth of production and sales on several key points. Despite a temporary decrease of mining production at several Russian and US assets due to both technical and economic reasons, the mining segment managed to increase coal mining volumes by 7% in the first half of this year as compared to the same period last year. This became possible due to restoration and increase of mining volumes at Yakutugol Holding Company OAO’s Neryungrinsky Open Pit after the Neryungrinskaya washing plant reached full production capacity and a 1-million-tonne mining and transport complex was launched in late 2011. Sales of coking coal concentrate went up by 4%, PCI coals — by 51% and anthracites by 26%, thanks to our company’s long-term strategy of increasing production and sales of metallurgical coals.

“In the steel division, production of pig iron and steel increased by 10% and 13% in the first half of 2012 as compared to the same period last year due to increased efficiency of our equipment. Sales of rolled longs and flats went up by 4% and 12%, which became possible as Mechel Service Global’s expansive sales network was used to unload our storage reserves and release cash flow. Sales of forge-and-press products went down — stampings by 7% and forgings by 3% due to temporary decrease in production at machine- and wagon-building enterprises at our traditional markets.

“In the ferroalloys division, nickel sales went down by 5% following a weaker market. Ferrosilicon sales went down by 24% due to modernization being undertaken at Bratsk Ferroalloy Plant, which included halting and reconstructing the furnace #4, which was re-launched in March 2012. At the same time, the company managed to profit by a beneficial market situation for ferrochrome to increase production of this type of product, which led to a 53-percent increase in ferrochrome sales as compared to the same period last year.

“In the power division, cutting fuel consumption and the share of semi-constant unit expenses together with growing production had a positive impact on the segment’s figures. As a result, electricity sales went up by 6% and heat sales — by 12%.”

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Mechel OAO
Maria Kolmogorova
Tel: + 7 495 221 88 88
maria.kolmogorova@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.